Exhibit 99.1

ATTUNITY ANNOUNCES
2013 ANNUAL GENERAL MEETING

Burlington, MA– November 19, 2013 – Attunity Ltd. (NASDAQ: ATTU), a leading provider of information availability software solutions, announced today that its 2013 Annual General Meeting of Shareholders will be held on Thursday, December 26, 2013 at 10:00 a.m. (Israel time), at the offices of the Company, Attunity Ltd, 16 Atir Yeda Street, Atir Yeda Industrial Park, Kfar Saba, Israel. The record date for the meeting is November 21, 2013.

The agenda of this announced annual general meeting is as follows:

1.	To re-elect Shimon Alon, Dov Biran, Dan Falk and Ron Zuckerman as directors of the Company;

2.	To re-elect Mr. Gil Weiser as an external director for a period of three years;

3.	To approve modification to the terms of compensation of our non-employee directors;

4.	To approve the terms of the annual bonus to the Chairman and Chief Executive Officer of the Company;

5.	To approve the grant of stock options to the Chairman and Chief Executive Officer of the Company;

6.	To approve our Compensation Policy for Executive Officers and Directors, as required by a recent amendment to the Israeli Companies Law;

7.
To approve the reappointment of Kost Forer Gabbay & Kasierer, a member of Ernst & Young Global, as our independent auditors and to authorize our board of directors to delegate to the audit committee the authority to fix the said independent auditors’ remuneration in accordance with the volume and nature of their services; and

8.	To review and consider our auditors’ report and our consolidated financial statements for the year ended December 31, 2012.

Items 1-3 and Item 7 require the approval of a simple majority of the shares voted on the matter (with respect to Item 2, since the Company does not have a "controlling shareholder" as such term is defined in the Companies Law). Items 4-6 require the approval of a simple majority of the shares voted on the matter; provided that (i) the shares voting in favor of such resolution include a majority of the shares voted by shareholders who are not “controlling shareholders” and do not have a "personal interest" in the matter (as such terms are defined in the Companies Law), or (ii) the total number of shares voted against the resolution by the disinterested shareholders described in clause (i) does not exceed 2% of Attunity’s voting power. Item 8 does not require a vote.

In the absence of requisite quorum of shareholders in the meeting, the meeting shall be adjourned to the same day in the next week, at the same time and place, unless otherwise determined at the meeting in accordance with the Company's Articles of Association. In accordance with the Companies Law, position statements must be delivered to the Company no later than 10 days following the record date.

Additional Information and Where to Find It

In connection with the meeting, Attunity will send to its shareholders of record a proxy statement describing the various matters to be voted upon at the meeting, along with a proxy card enabling them to indicate their vote on each matter. The Company will also furnish copies of the proxy statement and proxy card to the Securities and Exchange Commission (SEC) on Form 6-K, which may be obtained for free from the SEC's website at www.sec.gov, the Company’s website at www.attunity.com or by directing such request to the Company's Investor Relations below.

About Attunity

Attunity is a leading provider of information availability software solutions that enable access, sharing and distribution of data, including Big Data, across heterogeneous enterprise platforms, organizations, and the cloud. Our software solutions include data replication, change data capture (CDC), data connectivity, enterprise file replication (EFR), managed-file-transfer (MFT), and cloud data delivery. Using Attunity’s software solutions, our customers enjoy significant business benefits by enabling real-time access and availability of data and files where and when needed, across the maze of heterogeneous systems making up today’s IT environment.

Attunity has supplied innovative software solutions to its enterprise-class customers for nearly 20 years and has successful deployments at thousands of organizations worldwide. Attunity provides software directly and indirectly through a number of partners such as Microsoft, Oracle, IBM and HP. Headquartered in Boston, Attunity serves its customers via offices in North America, Europe, and Asia Pacific and through a network of local partners. For more information, visit www.attunity.com or our In Tune blog and join our community on Twitter, Facebook, LinkedIn and YouTube, the content of which is not part of this press release.

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© 2013 Attunity . All rights reserved. Attunity is a trademark of Attunity Inc.

For more information, please contact:
Todd Fromer / Garth Russell
KCSA Strategic Communications
P: + 1 212-682-6300
tfromer@kcsa.com / grussell@kcsa.com

Dror Elkayam, CFO
Attunity Ltd.
Tel. +972 9-899-3000
dror.elkayam@attunity.com